Icahn Capital L.P.
767 Fifth Avenue, 47th Floor
New York, New York 10153

Andrew Langham, Assistant General Counsel	Direct Dial: (212) 702-4382
Email: alangham@sfire.com

May 2, 2013

Via EDGAR, Email and Federal Express

United States Securities and Exchange Commission
Division of Corporation Finance -- Office of Mergers & Acquisitions
One Station Place – 100 F Street, N.E.
Washington D.C. 20549-3628
Attention:  Ms. Peggy Kim, Special Counsel

Re:	Transocean Ltd. (“Transocean” or the “Company”) Soliciting Material filed by Icahn Partners et al. Filed April 23, 2013 File No. 0-53533

Dear Ms. Kim:

Set forth below, on behalf of Icahn Enterprises Holdings L.P., a limited partnership governed by the laws of Delaware, Icahn Partners LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund II LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund III LP, a limited partnership governed by the laws of Delaware, High River Limited Partnership, a limited partnership governed by the laws of Delaware, Hopper Investments LLC, a limited liability company governed by the laws of Delaware, Barberry Corp., a corporation governed by the laws of Delaware, Icahn Onshore LP, a limited partnership governed by the laws of Delaware, Icahn Offshore LP, a limited partnership governed by the laws of Delaware, Icahn Capital LP, a limited partnership governed by the laws of Delaware, IPH GP LLC, a limited liability company governed by the laws of Delaware, Icahn Enterprises G.P. Inc., a corporation governed by the laws of Delaware, Beckton Corp., a corporation governed by the laws of Delaware, and Carl C. Icahn, an individual (collectively, the “Icahn Entities”), are responses to the comments contained in the letter (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by Andrew Langham, Assistant General Counsel to Icahn Enterprises L.P. and certain affiliates, via email on April 25, 2013, relating to the soliciting material filed by the Icahn Entities with the Commission on April 23, 2013 (the “Material”).   This letter and revised soliciting materials (the “Revised Materials”) are being filed with the Commission electronically today.  In addition to the electronic filing, we are delivering via email and federal express a hard copy of this letter and the Revised Materials.

For the convenience of the Staff, each of the Staff’s comments is reproduced in italics and is followed by the corresponding response of the Icahn Entities.

Soliciting Material

General

1.	Please respond to the comments issued on April 23, 2013.

The Icahn Entities respectfully advise the Staff that the comments issued on April 23, 2013 were responded to in a letter to the Staff dated April 30, 2013.

Special Note Regarding This Presentation

2.
We note that regarding third party sources, the disclosure states: “[a]lthough we believe that the data is reliable, we do not guarantee the accuracy…of this information….” Similarly, we note the statement: “[a]lthough we have reviewed and analyzed the information that has informed our opinions, we do not guarantee the accuracy of any such beliefs.” We refer to Exchange Act Rule 14a-9 and remind you that you are responsible for the accuracy of disclosure made in your soliciting materials. Please make a corrective filing to remove these disclaimers. Further, while you may acknowledge that certain statements made in the presentation are your subjective belief, you should revise your filing to properly identify each statement that is an expression of opinion, rather than generally doing so at the beginning of the presentation.

In response to the Staff’s comment, the Icahn Entities have revised the disclosure.  The applicable revisions appear on page 2, “Special note regarding this presentation”, pages 4 and 5 “Executive Summary”, page 9 “Transocean’s History of Achievement”, page 12 “Capital Allocation History”, page 16 “Global Santa Fe History”, page 24 “Operating Costs”, page 34 “Is $4 Sustainable and Fiscally Responsible?” and page 36 “Focus on Execution”.

3.
We note that the disclosure acknowledges that other factors also contributed to the nominees’ success at other companies and that such success is not indicative of future results. Please revise your filing to include these acknowledgements each time such assertions regarding success are made, rather than generally doing so at the beginning of the presentation.

In response to the Staff’s comment, the Icahn Entities have revised the disclosure appearing on page 40 “The Icahn Slate”.

Understanding NAV dilution

4.	Please revise to provide support for the statement: “Competitors trade at a much higher Price/NAV ratio with a positive correlation between Price/NAV and dividend yields.”

In response to the Staff’s comment, the Icahn Entities have revised the disclosure appearing on page 18 “Understanding NAV dilution”.

2013 – 2017 Capital Allocation

5.	We note that the soliciting materials refer to third party sources for the following statements about potential future market values:

•	“a share price range of ~$62-70;” and

•	“[$90 share price].”

Please revise to ensure that all such third party materials comply with Rule 14a-9. Under note (a) to Rule 14a-9, predictions as to specific future market values are an example of statements that may be false and misleading. Please explain how these statements comply with Rule 14a-9, or in the alternative, please make a revised filing to reflect the deletion of the cited statements. Please provide us supplementally with any support for these statements and also confirm that any future implied or express valuations will be accompanied by disclosure which facilitates security holders’ understanding of the basis for and limitations on the projected realizable values. See Exchange Act Release No. 16833.

In response to the Staff’s comments, the Icahn Entities have revised the disclosure appearing on page 35 “2013 -2017 Capital Allocation.”

If you have any questions regarding this filing, please contact the undersigned at (212) 702-4382 or alangham@sfire.com.

Very truly yours,

Andrew Langham